EXHIBIT 21.1



                  Subsidiaries of the Company as of March 2001

Name                              Jurisdiction of Organization        Location

BBI Clinical Laboratories, Inc.             Massachusetts       New Britain, CT

BBI Biotech Research Laboratories, Inc.     Massachusetts       Gaithersburg, MD

BBI Source Scientific, Inc.                 Massachusetts       Garden Grove, CA

BBI BioSeq, Inc.                            Massachusetts       Gaithersburg, MD